Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

THE BRUSSELS DECISION CONFIRMS THAT THE OPA HAS NO

COMMUNITY DIMENSION AND AGREES WITH GAS NATURAL TO THE

EFFECT THAT THE PUBLISHED, AUDITED ACCOUNTS APPROVED BY THE

BOARD OF ENDESA CONSTITUTE THE ONLY VALID ACCOUNTING TO

DETERMINE COMPETENCE

GAS NATURAL APPEALS TO THE RESPONSIBILITY AND COMMON SENSE OF ENDESA’S CURRENT MANAGEMENT TO HELP REINSTATE THE TRANSACTION’S COMMERCIAL NATURE

•	The company is satisfied with the decision confirmed today by the European Commission which puts an end to two months of waiting and uncertainty with respect to the transaction and for the shareholders of both companies.

•	The decision of the European authorities is based on strictly technical criteria and the accounting adjustments proposed by Endesa’s management are deemed to be unjustified.

•	Of the more than 30 adjustments proposed by Endesa, none have been accepted by Brussels, since they were either rejected or not considered necessary to analyze.

•	The Commission has demonstrated that, in accordance with current laws, more than two-thirds of Endesa’s community business volume comes from Spain, as Gas Natural has always maintained, when it submitted the transaction before the Spanish authorities on September 12.

GAS NATURAL SDG, S.A.

Av. Portal de l’Àngel, 22	Avenida de América, 38
08002 Barcelona	28028 Madrid

Tel.: 93 402 56 88 / 87	Tel.: 91 589 65 35
Fax: 93 402 58 62	Fax: 91 589 65 00

www.gasnatural.com

•	The OPA has experienced no delays and continues the expected schedule communicated at the time it was launched in the markets, since the transaction was authorized by the CNE during these last two months, and was already transferred by the Antitrust Court (Servicio al Tribunal de Defensa de la Competencia).

Gas Natural indicates its satisfaction with the decision of the European Commission, which decided today that the analysis of the Public Offer (OPA) for 100% of the share capital of Endesa should be the responsibility of the Spanish authorities, since the transaction has no community dimension.

The decision of the European Commission agrees with Gas Natural, which has maintained since the beginning, that pursuant to current European legislation, Endesa’s turnover in Spain exceeds two-thirds of total business volume, according to its 2004 accounts, formulated by its Board of Directors, audited, approved by its General Shareholders’ meeting and filed with the public registry.

The European Commission has made a detailed analysis of the accounting adjustments filed by current Endesa management with the European competition authority, and has indicated that these new accounts lacked technical justification, and that, in many cases, they constituted biased interpretations of accounting rules and the community regulations on concentrations.

For Gas Natural, the Brussels decision constitutes a serious correction to Endesa’s current directors, who have seen how their proposed adjustments (which have conflicted with the reformulation of the 2004 consolidated annual accounts to reconcile them to Spanish accounting principles and US GAAP) have been contradicted as a result of the Commission’s analysis. In Gas Natural’s opinion, since this was not in the interest of the Endesa shareholders, Endesa only sought to delay the process and to prevent its shareholders by all possible means from deciding on the OPA.

Appeal to responsibility

The company is appealing to the responsibility, common sense and principles of good governance of Endesa’s current management to restore the transaction to the commercial aspect that it should always have maintained.

For Gas Natural, this endeavor of the Endesa directors to disqualify and appeal any decision made by an official authority with respect to the transaction is contrary to the interests of the Endesa shareholders before whom they must also explain and justify the expenses they have been incurring from both financial and human resources viewpoints, to implement the defense “with tooth and claw” as they announced from the start.

The OPA is on schedule as expected by Gas Natural

Apart from this decision, the transaction has not experienced any delay and remains on track in Spain, where the process is now in an advanced phase, since the OPA has the authorization of the National Energy Commission (Comisión Nacional de la Energía) through the function 14 procedure (on regulated activities), and it is expected that the Antitrust Court will make its decision within two months, now that it is analyzing the report prepared by the Antitrust Commission (Servicio de Defensa de la Competencia).

Gas Natural is replying on the objectivity and professionalism of the competent Spanish authorities and is confident that the transaction will culminate in its authorization, since the company feels that the terms of the offer comply with current laws and do not hinder competition.

In this regard, Gas Natural maintains that this transaction, combined with the subsequent sale of assets it has proposed to the authorities, which must approve it, will strengthen the structure of the energy sector in Spain and foster greater effective competition, owing to the strength of the principal players in these markets, and because they have a balanced and competitive power generation mix.

The company also wishes to mention that this process is consistent with other similar movements underway in Europe, which will help create integrated gas and electricity management companies, with a strong investment commitment and with the goal of improving levels of service quality and security of supply for all consumers.

Barcelona, November 15, 2005